

December 7, 2023

Quan Long
Chief Executive Officer
Autohome Inc.
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 10080
The People's Republic of China

> **Re: Autohome Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-36222**

Dear Quan Long:

We have reviewed your November 17, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note your responses to the staff's questions about your treatment of time deposits. Please note that, based on your description of such assets, we do not necessarily agree with your view that the time deposits may be treated as "cash items" for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940, as amended ("Company Act"). Please supplement your previously proposed risk factor regarding the Company's status under the Company Act to reflect the foregoing and provide us with the proposed disclosures that you will include in future filings.

   Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Craig Yan Zeng